Exhibit 99.1

Foresight Enters MOU for Joint Development of Autonomous Solutions in Shandong Province, China

Shandong Research Institute, Beidou Tech and Foresight will collaborate on obstacle detection and intelligent navigation based on multi-sensor fusion

Ness Ziona, Israel – July 7, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of a memorandum of understanding (MOU) with Shandong Industry Research Information and Artificial Intelligence Integration Research Institute Co., Ltd (“Shandong Research Institute”), a professional research institute wholly owned by Shandong Industrial Technology Research Institute, and Beidou Jingzong Technology (Shandong) Co., Ltd (“Beidou Tech”), a company mainly engaged in the research of high-precision seamless positioning, real-time accurate regeneration of scene targets, and control of scene target position.

The MOU establishes the joint development of an obstacle detection system and all-weather, high-precision positioning for unmanned vehicles based on multi-sensor fusion. The new system will combine Foresight’s stereoscopic technology (using both visible light and thermal cameras), radar, and the laser scanning technology LiDAR, as well as Beidou Tech’s vehicle navigation and positioning system. The collaboratively produced system will aim to provide vehicle manufacturers with multi-sensor intelligent navigation to deploy in smart transportation, active safety automotive systems, and unmanned driving. The resulting system is intended for use in autonomous vehicles, trucks, passenger cars, and other vehicles in Shandong Province, China.

Furthermore, the Chinese parties applied for the endorsement and financial support of the province to underwrite and otherwise advance the project. Meanwhile, the parties intend to negotiate a definitive agreement to develop the above-mentioned system and to establish a joint venture in Shandong.

This MOU follows several projects in China reported by Foresight over the past year and supports the Company’s strategy to expand its presence in China and become a dominant player in the Asia-Pacific automotive market.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the proposed joint development of an obstacle detection system and all-weather high-precision positioning for unmanned vehicles based on multi-sensor fusion, the intended design of the system and that the system is intended for integration into autonomous vehicles, trucks, passenger cars, and other vehicles in Shandong Province, China, that the Chinese parties applied for financial support of the province of Shandong to finance and otherwise advance the joint development and that the parties intend to negotiate a definitive agreement to develop the above-mentioned system and intend to establish a joint venture in Shandong. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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